Exhibit 99.1

Origin Agritech Limited Schedules Fiscal 2007 Third Quarter Financial
                     Results and Conference Call

    BEIJING--(BUSINESS WIRE)--Sept. 4, 2007--Origin Agritech Limited ("Origin") (NasdaqGS: SEED) today announced that it will issue financial results for the three months ended June 30, 2007 after the close of the stock market on Wednesday, September 5, 2007. Management will conduct a conference call on Thursday, September 6, 2007 at 9:00 am Eastern Time to discuss these results.

    Interested parties may participate in the call by dialing (888) 751-6344 (U.S.) or (706) 679-3079 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call. In addition, the conference call and slide presentation will be broadcast live over the Internet at http://investor.shareholder.com/media/eventdetail.cfm?mediaid=27198&c=
SEED&mediakey=9989AA933156841008996E9D807B00CD&e=0 or
www.originagritech.com. (Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.) Go to the web site at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available until 11:59 pm Eastern Time on Friday, September 28, 2007. A copy of this quarter's slide presentation will also be available at Origin's corporate web site.

    About Origin

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

    CONTACT: Origin Agritech Limited
             Jeff Wang, 86-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608